SECURITIES AND EXCHANGE COMMISSION
                     Washington , D.C. 20549
                 ------------------------------


                            FORM 11-K


 (Mark One)

    X          ANNUAL REPORT PURSUANT TO SECTION 15  (d) OF THE
   -----       SECURITIES EXCHANGE ACT OF 1934

                 For the year ended December 31, 1999

                               OR


   ----- TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ____________ to _____________.

                       Commission file number 1-9759

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             IMC GLOBAL INC.
                     PROFIT SHARING AND SAVINGS PLAN
                   (Formerly the Investment Plan for Salaried
                    Employees of IMC Global Operations Inc.)


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
              2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062
              ---------------------------------------------

                              Employer Identification #36-3513204
                                                        Plan #004









                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN

                      FINANCIAL STATEMENTS
                   AND SUPPLEMENTAL SCHEDULES
                (Together with Auditors' Report)

                   DECEMBER 31, 1999 AND 1998

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------



                        TABLE OF CONTENTS
                        -----------------



                                                            Page
                                                            -----
Independent Auditors' Report                                  1

Financial Statements:
 Statements of Net Assets Available for Benefits
   as of December 31, 1999 and 1998                           4

 Statements of Changes in Net Assets Available
   for Benefits for the years ended December 31, 1999
   and 1998                                                   5

 Notes to Financial Statements                                6

Supplemental Schedules:
 Schedule of Assets Held for Investment Purposes
   as of December 31, 1999                                   15

 Schedule of Loans or Fixed Income Obligations
   for the year ended December 31, 1999                      16

 Schedule of Reportable Transactions
   for the year ended December 31, 1999                      18

                  Independent Auditors' Report


Plan Administrator
 IMC Global Inc.
 Profit Sharing and Savings Plan


We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Profit Sharing and Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 12, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Hill, Taylor LLC

May 26 ,2000

                 Report of Independent Auditors

Plan Administrator
IMC Global Operations, Inc.
     Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC Global Operations, Inc. Profit Sharing and Savings Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

                                             /s/ Ernst & Young LLP

Chicago, Illinois                            Ernst & Young LLP
May 12, 1999
                               -3-

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
         -----------------------------------------------

                   DECEMBER 31, 1999 AND 1998
                   --------------------------



                                              1999              1998
                                              ----              ----


ASSETS
Investments, at fair value:
 Master trust funds:
  Interest in IMC Global Stock Fund $ 15,320,938 $ 20,353,724 Interest in IMC Global Fixed Income
   Fund                                    44,809,452         54,179,806
  Interest in IMC Global Bond Fund          2,408,722          3,203,031
 Mutual funds:
  Fidelity Equity-Income Fund, Inc.        15,502,501         19,847,478
  Vanguard Wellington Fund, Inc.           11,739,074         16,634,658
  Fidelity Magellan Fund, Inc.             23,289,304         12,662,803
  Templeton Foreign Fund, Inc.              3,589,078          2,709,064
  Franklin Balance Sheet Investment
   Fund, Inc.                               2,696,151         11,497,429
  Vanguard Index Trust 500 Fund, Inc.      27,474,916         30,271,745
 Loans to participants                      3,448,238          5,354,133
                                        -------------      -------------

      Total investments                   150,278,374        176,713,871
                                        -------------      -------------

Receivables:
 Participant contributions                    111,167            264,646
 Company contributions                         39,304          5,688,830
 Due from brokers                                   -              2,129
                                        -------------      -------------

      Total receivables                       150,471          5,955,605
                                        -------------      -------------

      Total assets                        150,428,845        182,669,476
                                        -------------      -------------

LIABILITIES
 Due to brokers                                   366                  -
                                        -------------      -------------
-

NET ASSETS AVAILABLE FOR BENEFITS       $ 150,428,479      $ 182,669,476
                                        =============      =============



The accompanying notes are an integral part of these financial statements.

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 --------------------------------

                    STATEMENTS OF CHANGES IN
                NET ASSETS AVAILABLE FOR BENEFITS
                ---------------------------------

             YEARS ENDED DECEMBER 31, 1999 AND 1998
             ---------------------------------------


                                                1999              1998
                                            -----------      -------------

ADDITIONS
Investment income:
 Interest and dividends                     $   1,911,816    $   1,946,596
 Net realized and unrealized appreciation
  in fair value of investments                  7,588,401       11,866,867
   Income (loss) from master trust funds          334,528       (2,057,478)
                                            -------------    -------------

     Total investment income                    9,834,745       11,755,985
                                            -------------    -------------

Contributions:
 Participants                                   6,882,934        9,111,962
 Company                                        3,634,035        9,719,918
                                            -------------    -------------

     Total contributions                       10,516,969       18,831,880
                                            -------------    -------------

Transfers from other plans                              -       66,984,629
                                            -------------    -------------

     Total additions                           20,351,714       97,572,494
                                            -------------    -------------

DEDUCTIONS
 Distributions                                 27,830,503       16,034,717
 Transfers to other plans                      24,692,567                -
 Administrative expenses                           69,641                -
                                            -------------    -------------

     Total deductions                          52,592,711       16,034,717
                                            -------------    -------------

NET INCREASE (DECREASE)                       (32,240,997)      81,537,777

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                            182,669,476      101,131,699
                                            -------------    -------------

 End of year                                $ 150,428,479    $ 182,669,476
                                            =============    =============


The accompanying notes are an integral part of these financial statements.

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------





1.   Description of the Plan

  Effective  January  1, 1998, the Investment Plan  for  Salaried
  Employees of IMC Global Operations Inc. was amended, restated and renamed the IMC Global Inc. Profit Sharing and Savings
  Plan (the Plan).

  Also on January 1, 1998, the following plans were merged with the Plan: IMC Global-Hutson Co. 401(k) Profit Sharing Plan;
  IMC Global-Hutson Agrico Services 401(k) Profit Sharing Plan; IMC Global-Vigoro Employees' Salary Plan; and the IMC Global Non-Union Hourly Employees of IMC Global Operations Inc. Plan. Effective July 1, 1998, the IMC Global Profit Sharing and Savings-Western Ag Plan merged into the Plan.

  The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General

  The  Plan  was  established  on March  1,  1988,  for  salaried employees of IMC Global Operations Inc. (a wholly owned subsidiary of IMC Global Inc.) and its wholly owned domestic subsidiaries (the Company). Employees are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions

  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15% of participants' base monthly salaries, not to exceed $10,000 in 1999 and 1998. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the IRC. Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company matching contributions, as determined by the Company's Board of Directors which are subject to certain limitations imposed by section 415 of the IRC.

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)



1.   Description of the Plan (Continued)

  Company matching contributions were equal to 100% of the first 3%, and 50% of the second 3% of participants' eligible contributions for the years ended December 31, 1999 and 1998. The Company may also make a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions that will be applied to the Company Stock Fund may be in the form of cash or shares of IMC Global, Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

  Under certain circumstances, participants may rollover their vested benefits from other qualified benefit plans to the Plan.

  Participant Accounts

  Separate accounts are maintained for each participant. Each participant's account balance is adjusted for participant and Company contributions, withdrawals, fees, interest, dividends, and net realized and unrealized gains or losses.

  Administrative Expenses

  Certain administrative expenses of the Plan are borne by the Company.

  Investment Programs

  The  Plan's investments are administered by Marshall  &  Ilsley
  Trust  Company under a trust agreement dated January  1,  1996.
  Investment programs available to participants are as follows:

     Company Stock Fund - Assets are invested in shares of the IMC Global Stock Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

     Fixed Income Fund - Assets are invested in shares of IMC
     Global Fixed Income Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


1.  Description of the Plan (Continued)

     a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

     b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.17% through March 15, 2001.

     c. GIC with Government Plus Synthetic with an open maturity with interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

     d. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

     e. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

     f. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

     g. GIC with Protective Life with a guaranteed interest rate of 5.84% through July 30, 2002.

     h. Marshall Money Market Fund.

     i. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

     Bond Fund - Assets are invested in shares of the IMC Global
     Bond Fund, a pooled bond fund shared only by other IMC Global Operations Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


1.   Description of the Plan (Continued)

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

     Growth Fund - Assets are invested in shares of the Fidelity
     Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

     International Equity Fund - Assets are invested in shares of the Templeton Foreign Fund, Inc., a mutual fund which invests in companies and governments outside of the United States.

     Aggressive Equity Fund - Assets are invested in shares of the Franklin Balance Sheet Investment Fund, Inc., a mutual fund which invests in stock and securities of companies that it judges to be undervalued.

     Index  Equity - Assets are invested in shares of Vanguard
     Index Trust 500 Fund, Inc., a mutual fund which invests in S&P
     500 companies.

     Loan Fund - Loans made to participants as described below.

  Participants  elect  their  desired  investment  program   upon
  joining  the  Plan.  Participants  may  elect  to  change   the
  investment direction of their existing account balances and their future contributions daily.

  Vesting

  Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee.

  Withdrawals

  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


1. Description of the Plan (Continued)

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

  Deferred Distributions

  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must:
  (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed ten; and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Loans to Participants

  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2. Summary of Significant Accounting Policies

  Investment Valuation

  All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of master trust funds, mutual funds, the M&I Stable Principal Fund, and the LaSalle National Trust, N.A.
  Income Plus Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


2. Summary of Significant Accounting Policies (Continued)

  Income Recognition

  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

  Contributions

  Contributions from participants are recorded monthly. Matching contributions by the Company are made monthly based on the minimum contribution percentage required by the Plan. Any profit-sharing contributions by the Company are accrued when approved by its Board of Directors.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncement

  Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters, in 1999.

3. Investment in Master Trust

  Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund are invested in shares of IMC Global Operations Inc. pooled funds shared by other IMC Global Operations Inc. 401(k) plans. The Plan held a 100%, 98.6%, and 96.9% interest, respectively, in the IMC Global Bond Fund, the IMC Global Stock Fund, and the IMC Global Fixed Income Fund at December 31, 1999 (100%, 99.1% and 98.2%, respectively, at December 31,
  1998).

  The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets applicable to such participating plan.

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


3. Investment in Master Trust (Continued)

  The assets of the pooled funds as of December 31, 1999, were as follows:

                                                                IMC Global
                                   IMC Global    IMC Global      Fixed
                                   Bond Fund     Stock Fund     Income Fund
                                   ----------    ----------     -----------

  Bond Fund of America             $ 2,351,242   $         -    $         -
  IMC Global Inc. common stock               -    15,043,090              -
  M&I Stable Principal Fund                  -             -     18,899,717
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.           -             -      6,028,752
   Rabobank Alternative                      -             -      2,260,361
   Government Plus Synthetic                 -             -      6,028,795
   Ohio National                             -             -      3,277,696
   Sunamerica Life Synthetic                 -             -      3,058,666
   Connecticut General Life                  -             -      2,666,961
   Protective Life                           -             -      3,073,187
  Marshall Money Market Fund            54,882       488,024        898,258
  Pending transactions                       -         6,657              -
  Accrued interest and dividends         2,598         3,130         73,208
                                    ----------    ----------    -----------
      Net Assets                   $ 2,408,722   $15,540,901   $ 46,265,601
                                   ===========   ===========   ============

  The assets of the pooled funds as of December 31, 1998, were as follows:

                                                                IMC Global
                                   IMC Global    IMC Global      Fixed
                                   Bond Fund     Stock Fund     Income Fund
                                   ----------    ----------     -----------

  Bond Fund of America             $ 3,158,380   $         -    $         -
  IMC Global Inc. common stock               -    19,945,932              -
  M&I Stable Principal Fund                  -             -     25,300,570
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.           -             -      6,028,752
   Rabobank Alternative                      -             -      3,135,194
   National Westminster Bank Group           -             -      2,729,535
   Government Plus Synthetic                 -             -      5,690,822
   Ohio National                             -             -      3,084,891
   Sunamerica Life Synthetic                 -             -      3,501,766
   Connecticut General Life                  -             -      2,532,191
   General American Synthetic                -             -      2,529,671
  Marshall Money Market Fund                 -       576,545        519,225
  Pending transactions                  44,397             -              -
  Accrued interest and dividends           254         3,147        129,668
                                    ----------    ----------    -----------
      Net Assets                   $ 3,203,031   $20,525,624    $55,182,285
                                   ===========   ===========    ===========

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


3. Investment in Master Trust (Continued)

  Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:



                                                                             IMC Global
                                                   IMC Global    IMC Global     Fixed
                                                   Bond Fund     Stock Fund  Income Fund
                                                   ----------    ----------  -----------
  Additions
  Interest and dividend income                     $  173,277    $  307,153  $  2,919,067
  Net realized and unrealized depreciation
  in fair value of investments                       (780,913)   (1,958,939)            -
  Contributions and transfers from other plans      1,729,146    20,621,302    29,755,582
                                                    ---------    ----------    ----------
                                                    1,121,510    18,969,516    32,674,649
                                                    ---------    ----------    ----------
  Deductions
  Benefits paid                                     1,915,819    23,954,239    41,578,994
  Investment expenses                                       -             -        12,339
                                                    ---------    ----------    ----------
                                                    1,915,819    23,954,239    41,591,333
                                                    ---------    ----------    ----------
  Net decrease in assets                             (794,309)   (4,984,723)   (8,916,684)
  Net assets, beginning of year                     3,203,031    20,525,624    55,182,285
                                                    ---------    ----------    ----------

  Net assets, end of year                          $2,408,722  $ 15,540,901  $ 46,265,601
                                                   ==========  ============  ============




  Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:



                                                                                 IMC Global
                                                   IMC Global    IMC Global        Fixed
                                                   Bond Fund     Stock Fund      Income Fund
                                                    ---------    ----------      ----------

  Additions
  Interest and dividend income                    $   212,110   $    234,583    $  3,132,655
  Net realized and unrealized appreciation
  (depreciation) in fair value of investments         (59,650)    (5,948,352)        321,606
  Contributions and transfers from other plans      4,335,440     31,572,913      58,592,605
                                                    ---------    ----------       ----------
                                                    4,487,900     25,859,144      62,046,866
                                                    ---------    ----------       ----------
  Deductions
  Benefits paid                                     3,640,937     23,713,125      47,702,409
  Investment expenses                                       -              -          24,934
                                                    ---------    ----------       ----------
                                                    3,640,937     23,713,125      47,727,343
                                                    ---------    ----------       ----------

  Net increase in assets                              846,963      2,146,019      14,319,523
  Net assets, beginning of year                     2,356,068     18,379,605      40,862,762
                                                    ---------    ----------       ----------

  Net assets, end of year                        $  3,203,031   $ 20,525,624    $ 55,182,285
                                                 ============   ============     ===========

                         IMC GLOBAL INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




4. Significant Investments

  Investments (all are participant-directed) that represent 5% or more of net assets available for benefits at December 31, 1999 and 1998, were as follows:



                                                             December 31
                                                       1999               1998
                                                    ------------      ------------

  Fidelity Equity-Income Fund, Inc.                 $ 15,502,501      $ 19,847,478
  Vanguard Wellington Fund, Inc.                      11,739,074        16,634,658
  Fidelity Magellan Fund, Inc.                        23,289,304        12,662,803
  Vanguard Index Trust 500 Fund, Inc.                 27,474,916        30,271,745
  Franklin Balance Sheet Investment Fund, Inc.         2,696,151        11,497,429


5. Federal Income Tax Status

  The Internal Revenue Service ruled on June 7, 1989, that the Plan qualified under section 401 (a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since
  receiving the determination letter.   However, the Plan
  administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     Supplemental Schedules


                                 IMC GLOBAL INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                        SCHEDULE H, PART IV, ITEM 4(i)
                        ------------------------------

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                           -----------------------



Employer Identification Number: 36-3513204
Plan Number: 004



                                                                                       Number of                      Current
    Identity of Issuer                            Description                           Shares          Cost            Value
----------------------------------      -------------------------------------          --------     -----------      -----------

Marshall and Ilsley Trust Company*      Fidelity Equity-Income Fund, Inc.              289,875      $14,896,153      $15,502,501
                                        Vanguard Wellington Fund, Inc.                 419,852       12,330,380       11,739,074
                                        Fidelity Magellan Fund, Inc.                   170,455       20,479,102       23,289,304
                                        Templeton Foreign Fund, Inc.                   319,882        3,255,257        3,589,078
                                        Franklin Balance Sheet Investment Fund, Inc.    88,485        2,894,769        2,696,151
                                        Vanguard Index Trust 500 Fund, Inc.            203,022       23,185,507       27,474,916

Loans to participants (7.00% - 10.75%)                                                                      -          3,448,238
                                                                                                    -----------      -----------
                                                                                                    $77,041,168      $87,739,262
                                                                                                    ===========      ===========


*Indicates party-in-interest to the Plan.



              IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN
              -----------------------------------------------
                          SCHEDULE G, PART 1
                          ------------------
              SCHEDULES OF LOANS OR FIXED INCOME OBLIGATIONS
             -----------------------------------------------
                      YEAR ENDED DECEMBER 31, 1999
                      ----------------------------


Employer Identification Number: 36-3513204
Plan Number: 004


                                  Principal and
                       Original   Interest Paid
   Social Security       Loan      During the       Loan       Maturity   Default  Interest                  Collateral
      Number            Amount       Year         Issue Date    Date       Date     Rate             Type                Value
------------------     -------     ----------     ----------  --------  --------  --------     -------------------      --------

     ###-##-####       $6,000      $     -        2/14/97      2/15/03   12/23/99    7.75%     Participant account      $11,838

     ###-##-####        6,000          122        3/15/96      3/15/01   12/23/99    8.25%     Participant account            -

     ###-##-####        3,500           71        4/15/97      4/15/02   12/23/99    8.25%     Participant account            -

     ###-##-####        2,900          233       12/15/95      11/3/00   12/23/99   10.25%     Participant account       25,415

     ###-##-####       25,000        1,626        6/11/99      6/4/04    12/23/99    7.75%     Participant account       47,404

     ###-##-####       12,000          734        2/14/97      2/15/02   12/23/99    8.25%     Participant account       11,805

     ###-##-####        5,400          332        6/30/98      6/30/03   8/27/99     8.50%     Participant account       10,485

     ###-##-####       11,000        1,617        1/31/95      1/15/00   10/4/99     9.50%     Participant account       40,521

     ###-##-####       15,000        2,142        8/15/96      8/15/01   10/4/99     8.25%     Participant account       40,521

     ###-##-####        3,672          269       12/15/97      2/15/02   8/27/99     9.76%     Participant account        7,697

     ###-##-####        2,500          152       11/13/98     11/15/03   8/27/99     8.00%     Participant account        7,697

     ###-##-####        5,205          237       12/15/97     11/30/99   12/23/99    7.00%     Participant account       47,380

     ###-##-####       10,000          101       12/31/98     12/31/03   12/23/99    8.00%     Participant account       47,380

     ###-##-####        4,000          123        9/30/98      9/30/03   8/27/99     8.50%     Participant account       19,278

     ###-##-####        1,500           61        8/31/98      8/31/03   12/23/99    8.50%     Participant account        3,218

     ###-##-####       12,000          490        4/15/96      4/15/01   8/27/99     8.25%     Participant account       84,754

     ###-##-####       12,000          492        5/15/97      5/15/02   8/27/99     8.50%     Participant account       84,754




              IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN
             -----------------------------------------------
                         SCHEDULE G, PART 1
                         ------------------
          SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS (Continued)
          ----------------------------------------------------------
                     YEAR ENDED DECEMBER 31, 1999
                     ----------------------------




Employer Identification Number: 36-3513204
Plan Number: 004



                                   Principal and
                       Original    Interest Paid
   Social Security       Loan      During the        Loan        Maturity   Default    Interest                Collateral
        Number          Amount        Year         Issue Date      Date       Date      Rate           Type               Value
-------------------    -------     -------------   ----------    --------   --------   -------  -------------------      --------

     ###-##-####       13,000      $   -            11/30/94     11/15/99   8/27/99     8.75%   Participant account      102,015

     ###-##-####       23,900          -             1/15/97      1/15/02   8/27/99     8.25%   Participant account      102,015

     ###-##-####       14,300          -             4/15/96      4/15/01   12/23/99    8.25%   Participant account       80,481

     ###-##-####       10,000        1,536           1/20/98      1/31/02    8/27/99   10.50%   Participant account       45,327

     ###-##-####       24,078        2,252          12/15/97      4/15/02   12/23/99    9.25%   Participant account       45,308

     ###-##-####          987            -          12/15/97     11/15/02   12/23/99    9.50%   Participant account          794

     ###-##-####        3,000          457          12/18/95     12/31/99   12/23/99   10.75%   Participant account       31,656

     ###-##-####       15,000          768           6/15/98      6/15/03   12/23/99    8.50%   Participant account       17,929

     ###-##-####        8,494          626          12/15/97      1/15/02    8/27/99    9.25%   Participant account       12,415

     ###-##-####        4,800          615           2/18/97      2/28/02   12/23/99   10.25%   Participant account       21,946

     ###-##-####        2,053          154          12/15/97     12/15/01    8/27/99    9.25%   Participant account            -

     ###-##-####        7,400            -           5/11/99      4/30/00   12/23/99    7.75%   Participant account      359,203

     ###-##-####        1,334           91          12/15/97      3/31/99    8/27/99    9.25%   Participant account       19,582

     ###-##-####        2,500          113          11/13/98     11/15/00    8/27/99    8.25%   Participant account       19,582

     ###-##-####        5,000        1,046           3/31/98      3/31/02   12/23/99    8.50%   Participant account       40,089



                               IMC GLOBAL INC.
                        PROFIT SHARING AND SAVINGS PLAN
                       --------------------------------

                        SCHEDULE H, PART IV, ITEM 4(j)
                       ------------------------------

                     SCHEDULE OF REPORTABLE TRANSACTIONS
                    ------------------------------------

                          YEAR ENDED DECEMBER 31, 1999
                          ----------------------------


Employer Identification Number: 36-3513204
Plan Number: 004


                                                                                                               Value of
                                                                                                               Asset on
                                                                        Purchase    Selling        Cost      Transaction    Net
   Identity of Party Involved            Description of Assets          Price       Price       of Asset       Date         Gain
---------------------------------  ---------------------------------  ----------  ----------   -----------  -----------  --------

Series of securities transactions in excess of 5% of plan assets
-----------------------------------------------------------------
Marshall and Ilsley Trust Company* Fidelity Equity-Income Fund, Inc.  $ 8,064,145 $      -     $ 8,064,145  $ 8,064,145  $    -
                                                                             -      8,854,295    7,652,358    8,854,295   1,201,937
                                   Fidelity Magellan Fund, Inc.        16,466,122        -      16,466,122   16,466,122       -
                                                                             -     12,875,468   11,649,290   12,875,468   1,226,178
                                   Vanguard Wellington Fund, Inc.      11,001,372        -      11,001,372   11,001,372       -
                                                                             -      7,864,532    7,801,646    7,864,532      62,886
                                   Vanguard Index Trust 500 Fund, Inc. 26,140,120        -      26,140,120   26,140,120       -
                                                                             -     14,692,296   12,870,002   14,692,296   1,822,294
                                   Templeton Foreign Fund, Inc.         9,981,217        -       9,981,217    9,981,217       -
                                                                             -      8,587,996    8,268,076    8,587,996     319,920


*Indicates party-in-interest to the Plan.


                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits
Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    IMC GLOBAL INC.
             PROFIT SHARING AND SAVINGS PLAN


                               /s/ J. Bradford James
                               -------------------------------------------
                               J. Bradford James
                               Chairman of the Employee Benefits Committee

Date:  June 28, 2000

    Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee
Benefits Committee and on the dates indicated.

      Signature               Title                      Date

/s/ J. Bradford James      Senior Vice President      June 28, 2000
---------------------      and Chief Financial
J. Bradford James               Officer

/s/ Stephen P. Malia       Senior Vice President      June 28, 2000
---------------------      Human Resources
Stephen P. Malia

/s/ E. Paul Dunn, Jr.      Vice President and         June 28, 2000
---------------------      Treasurer
E. Paul Dunn, Jr.

/s/ Mary Ann Hynes         Senior Vice President      June 28, 2000
---------------------      and General Counsel
Mary Ann Hynes